Filed pursuant to Rule 433. Registration Statement Nos. 333-179685 and 333-179685-01.

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS US Large Cap Trendpilot™ ETN (TRND)



The RBS US Large Cap Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland N.V. ("RBS NV"), and are fully and unconditionally guaranteed by RBS Holdings N.V. ("RBS Holdings"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS Holdings to pay, and are also subject to market risk.

RBS US Large Cap Trendpilot™ ETNs track the RBS US Large Cap Trendpilot™ Index (USD) which provides:

Trend-following exposure using an objective and transparent methodology to either the S&P 500® Total Return Index or the Cash Rate;

Large Cap Exposure in positive trending markets by tracking the S&P 500® Total Return Index, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and

Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology


A positive trend is established:
The Index will track the Benchmark Index
If the closing level of the Benchmark Index is at or above its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established:
The Index will track the Cash Rate
If the closing level of the Benchmark Index is below its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index
Hypothetical 200-Index business day simple moving average
Hypothetical Benchmark Index level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Benchmark Index will be the same as the trend of the Benchmark Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

[1] Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return Index) over the prior 12 months ending 9/30/2012 divided by the closing level of the price return version of the Benchmark Index as of 9/30/2012.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland N.V.
Guarantor	RBS Holdings N.V.
Ticker	TRND
Intraday Indicative Value Ticker	TRND.IV
CUSIP	78009L308
ISIN	US78009L3087
Primary Exchange	NYSE Arca
Maturity	12/7/2040
Benchmark Index Dividend Yield[1]	2.07%
Index	RBS US Large Cap Trendpilot™ Index (USD) (Bloomberg symbol: "TPLCUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	S&P 500® Total Return Index (Bloomberg page: "SPTR Index")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS NV for repurchase on any business day on or prior to 11/29/2040, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/5/2040.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnUS/TRND*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more

Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

RBS®

Historical Performance (%) -- as of 09/30/2012

                                                                        YEAR-TO- ANNUALIZED ANNUALIZED ANNUALIZED SINCE RBS ETN
 INCEPTION
                                                            3-MONTH (%) DATE (%) 1-YEAR (%) 3-YEAR (%) 5-YEAR (%)       (12/6/10)
 (%)
----------------------------------------------------------- ----------- -------- ---------- ---------- ----------
 -----------------------
RBS US Large Cap Trendpilot[] ETN Daily Redemption Value(1)    6.09      15.57      15.44       --         --             11.23

RBS US Large Cap Trendpilot(TM) Index             6.35 16.44 16.45  --    --   13.05
S&P 500([R]) Total Return Index (Benchmark Index) 6.35 16.44 30.20 13.20 1.05  22.40
S&P 500([R]) Index (Price Only)                   5.76 14.56 27.33 10.87 -1.15 17.79
Cash rate on 09/30/12 was 0.11%                    --   --    --    --    --    --

The table above presents the actual performance of the Index, the RBS ETNs, the
S&P 500([R]) Total Return Index (the Benchmark Index), and the S&P 500([R])
Index (Price Only) over the speci[]ed periods. For information regarding the performance of the Trendpilot Index, see pages PS-35 to PS-39 of the pricing supplement of the RBS ETNs []led with the

U. S. Securites and Exchange Commisson (SEC). Past performance does not guarantee future results.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the

Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash
Rate.

S&P 500([R]) Index Performance -- as of 09/30/2012

================================================================================== ===== ===== === ===== === ====== === ===== ===
 ====== === ------ ------------------
3,000 S&P 500([R]) Total Return Index

      S&P 500([R]) Total Return Index 200-Index business day simple moving average

      S&P 500([R]) Index (Price Only)

------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ ---
2,500

                                      ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ ---
2,000
         The graph to the

         left is the historical

         performance of the
------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ ---
1,500
         S&P 500([R]) Total Return

         Index, S&P 500([R]) Index

         (Price Only) and the

         S&P 500([R]) Total Return
------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ ---
1,000

         Index 200-Index

         business day simple

         moving average. This
------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ ---
 500
         illustration does not

         re[]ect any historical

         Trendpilot Index
  (0) May 92 93 94 95                    96  97 98   99 00                         01 02 03    04   05   06    07   08     09 10
  11 12  performance.
    91

------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ --- ------ ------------------
S&P 500([R]) Index 1-Year Annual Return Comparison (%)(1)

---------------------------------------------------------------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ --- ------ ------------------
                                      1991     1992   1993                         1994  1995      1996      1997       1998
 1999       2000    2001
------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ --- ------ ------------------
 S&P 500([R]) Total Return Index        --      7.62  10.08                         1.32 37.58     22.96     33.36      28.58
 21.04      -9.10   -11.89
 S&P 500([R]) Index (Price Only)        --      4.46   7.06                        -1.54 34.11     20.26     31.01      26.67
 19.53      -10.14  -13.04
 Cash Rate (Year-End)                 3.91      3.24   3.06                         5.57 4.91      5.08      5.43       4.52
 5.30       5.70    1.71
                                      2002     2003   2004                         2005  2006      2007      2008       2009
 2010       2011   2012-Q3
------------------------------------- ------ ------- ----------------------------- ----- ----- --- ----- --- ------ --- ----- ---
 ------ --- ------ ------------------
 S&P 500([R]) Total Return Index      -22.10   28.68  10.88                         4.91 15.79     5.49      -37.00     26.46
 15.06      2.11    16.44

S&P 500([R]) Index (Price Only) -23.37 26.38 8.99 3.00 13.62 3.53 -38.49 23.45 12.78 0.00 14.56
Cash Rate (Year-End)            1.19   0.89  2.23 3.91 4.88  3.31 0.05   0.11  0.18  0.03 0.11

(1) The table above does not re[]ect any Trendpilot[] Index performance. The
Trendpilot[] Index performance is not the same as the S&P 500([R]) Index performance. The Trendpilot[] Index may underperform the S&P 500([R]) Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.
CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS
ETNs are not principal protected and do not pay interest. Any payment on the
RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.
IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS
Holdings N.V. (RBS Holdings) have []led a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the
offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been []led with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively,
RBS NV, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).
RBS US Large Cap Trendpilot[] Index (USD), is the property of The Royal Bank of
Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow
Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the
Index. The S&P 500([R]) Index is the exclusive property of S&P Dow Jones
Indices and have been licensed for use by RBSSI and its af[]liates in connection with the RBS US Large Cap Trendpilot[] Index (USD). S&P Dow Jones
Indices and its af[]liates shall have no liability for any errors or omissions in calculating the Index. S&P([R]) is a registered trademark of SPFS Standard &
Poor's Financial Services LLC ("SPFS") and Dow Jones([R]) is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. "Standard & Poor's([R])",
"S&P([R])", "S&P 500([R])" are registered trademarks of SPFS and together with
C A L C U L ATED BY the "Calculated by S&P Dow Jones Indices Custom" and its
related stylized mark(s) have been licensed for use by RBSSI and its af[]liates. The RBS US Large Cap Trendpilot[] ETNs, are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their af[]liates or their third party licensors, and neither S&P Dow Jones Indices,
SPFS, Dow Jones, their af[]liates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

Copyright [C] 2012 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc an af[]liate of RBS
N.V.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value. Dated October 3, 2012